FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 7 May 2009 pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HSBC HOLDINGS PLC

GRANT OF SHARE OPTIONS

This announcement is made pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 29 April 2009 HSBC Holdings plc granted share options ("Options") to employees to subscribe for a total of 152,795,762 ordinary shares of US$0.50 each of the Company under the savings-related share option plans adopted on 27 May 2005. The following are the details of the grant:

Price at which the Options granted	Option Period	Number of shares under Option
GBP 3.3116	1 year	4,625,837
	3 years	45,599,970
	5 years	39,067,441

EUR 3.6361	1 year	369,886
	3 years	1,466,146
	5 years	1,058,095

HKD 37.8797	1 year	5,783,397
	3 years	23,940,771
	5 years	21,513,401

USD 4.8876	1 year	604,897
	3 years	5,084,031
	5 years	2,599,092

USD 5.1931	1 year	1,082,798

Total number of options granted	1 year	12,466,815
	3 years	76,090,918
	5 years	64,238,029
		152,795,762

Closing price of the ordinary shares on the date of grant	₤4.6525
Validity period of the Options	1 year, exercisable from 1 August 2010 to 31 Oct 2010 3 years, exercisable from 1 August 2012 to 31 Jan 2013 5 years, exercisable from 1 August 2014 to 31 Jan 2015

Among the Options granted above, Options within the 5 Year Plan in respect of a total of 4,529 Shares were granted to a director of the Company as follows:

Name

Position

No. of Options
Alexander Andrew Flockhart
            Executive Director
                     4,529

By Order of the Board

R G Barber
Group Company Secretary

7 May 2009

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†,
J L Durán†, R A Fairhead†, D J Flint,
A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†,
G Morgan†, N R N Murthy†, S M Robertson†, J L
Thornton
† and Sir Brian Williamson†.

* Non-executive Director
† Independent non-executive Director

Hong Kong
 Stock Code: 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  07 May, 2009